Exhibit (a)(15)

March 7, 2017

VIA FEDERAL EXPRESS

Bridge Bank, National Association

Attn:

55 Almaden Boulevard, Suite 100

San Jose, CA 95113

Re:	Notice of Proposed Merger

Dear Sir or Madam:

Reference is made to the Warrant to Purchase Stock, issued April 7, 2010, by GigPeak, Inc., a Delaware corporation formerly known as GigOptix, Inc. (the “Company” or “GigPeak”), to Bridge Bank, National Association (“Holder”), currently exercisable for 32,429 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), with a current, adjusted exercise price of $2.25 per share (the “Warrant”).1

The Company hereby provides notice to Holder under clause (d) of Section 3.2 of the Warrant that the Company proposes to effect a merger which would constitute an Acquisition (as defined in the Warrant).

The Company, Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), and IDT have entered into an Agreement and Plan of Merger, dated as of February 13, 2017 (the “Merger Agreement”). The Merger Agreement provides that, among other things, Purchaser will initiate a tender offer (the “Offer”) to acquire all of the outstanding shares of GigPeak common stock, par value $0.001 per share (the “Common Stock”), and the associated purchase rights for Series A Junior Preferred Stock of GigPeak issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $3.08 per Share (the “Offer Price”), and that following completion of the Offer, Purchaser will be merged with and into GigPeak (the “Merger”) with any Shares to be converted into the right to receive the an amount equal to the Offer Price (collectively, the Offer, the Merger, and the transactions contemplated by the Merger Agreement, the “Transaction”).

Under the Merger Agreement and Section 1.6 of the Warrant, as the entire outstanding class of shares issuable upon exercise of the unexercised portion of the Warrant would be cancelled at the Effective Time (as defined in the Merger Agreement), and the total consideration payable to the holders of such class of shares would consist entirely of cash, at the Effective

1 The Warrant was originally issued and exercisable for 20,000 shares of Common Stock at $3.65 per share, but has been adjusted pursuant to Section 2.4 of the Warrant as a result of several Dilutive Issuances (as defined in the Warrant).

GigPeak, Inc. ∎ 130 Baytech Drive ∎ San Jose, CA 95134 USA

phone: 408.522.3100 ∎ fax: 408.522.3102 ∎ www.gigpeak.com

Time, the Warrant shall be cancelled in exchange for the payment to Holder of the amount Holder would receive if Holder held shares issuable upon exercise of the unexercised portion of the Warrant and such shares were outstanding on March 1, 2017, the record date for the Acquisition, less the aggregate Exercise Price (as defined in the Warrant) of such shares.

Should you have any questions regarding this notice, please feel free to contact the undersigned at 408-522-3173 or dma@gigpeak.com.

Sincerely,

/s/ Darren Ma

Darren Ma Vice President & Chief Financial Officer GigPeak, Inc.